Via Facsimile and U.S. Mail

May 11, 2009

Bruce S. Rosenbloom
Chief Financial Officer
PetMed Express, Inc.
1441 S.W. 29th Avenue
Pompano Beach, Florida 33069

Re: PetMed Express, Inc.
Form 10-K for the Year Ended March 31, 2008
Filed June 3, 2008
File No. 000-28827

Dear Mr. Rosenbloom:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

Compensation Discussion and Analysis, incorporated from page 15 of the proxy statement

1.   We have reviewed your response to the first bullet point of prior comment 2. Your analysis does not support your conclusion that you will suffer competitive harm if the four corporate performance target goals are disclosed. We are generally only willing to grant confidential treatment for financial goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even

points, cost structures relating to specific products or similarly sensitive information. Please disclose the minimum and target goals established for each corporate performance target goal or provide us with an analysis as to how competitors could use the information to your disadvantage. Please note that without disclosing the targets to the staff it is not possible for us to determine whether confidential treatment is appropriate. You may request confidential treatment for portions of your analysis pursuant to Rule 83.

Additionally, we did not understand your statement that your target goals are reasonably difficult to forecast due to your dependence on advertising which is unpredictable. To the extent that these targets are set in the beginning of the year, they should be disclosed in your compensation and analysis discussion. We are not requesting that you discuss targets that were not set in advance.

2.   For each goal that was met or exceeded, please disclose your specific performance. Accordingly, please disclose your net revenue, operating profit, general and administrative expenses as a percentage of sales and the percentage or numerical standard for employee turnover achieved in fiscal 2008.   If you established similar goals for fiscal 2009, please provide us with a copy of the relevant disclosure you intend to include or incorporate in your next for 10-K.

3.   We note your responses following the third through the eighth bullet points does not state that you will include similar disclosure, or incorporate by reference into, in your next Form 10-K. For each of these bullet points, please tell us whether you expect to provide similar disclosure in your next Form 10-K. If you do not, please explain why you do not expect to provide this disclosure.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director